UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File No. 000-26719
Mercantile Bank of Michigan
401(k) Plan
Mercantile Bank Corporation
310 Leonard Street, NW
Grand Rapids, Michigan 49504
(616) 406-3000

REQUIRED INFORMATION
The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.
Mercantile Bank of Michigan
401(K) Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009

MERCANTILE BANK OF MICHIGAN 401(K) PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator of
     Mercantile Bank of Michigan 401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO USA, LLP
Grand Rapids, Michigan
June 24, 2011

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets
Investments, at fair value:
Mutual funds	$9,561,841	$7,934,004
Common stock — securities of employer	2,901,168	1,153,288
Common/collective trust	697,788	641,137
Money market fund	8,902	8,329

Total investments	13,169,699	9,736,758
Notes receivable from participants	200,181	155,079
Cash	3,248	100

Net Assets Available for Benefits, at Fair Value	13,373,128	9,891,937

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(13,286)	(3,000)

Net Assets Available for Benefits	$13,359,842	$9,888,937

See accompanying notes to financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2010	2009

Additions
Investment income:
Net appreciation in fair value of investments	$2,619,445	$1,438,098
Dividends — cash	221,556	180,117

Total investment income	2,841,001	1,618,215

Contributions:
Employer	—	176,621
Employee	928,676	1,034,850
Rollover	415,198	6,447

Total contributions	1,343,874	1,217,918

Interest from notes receivable	6,615	8,373

Total Additions	4,191,490	2,844,506

Deductions
Benefits paid to participants	716,214	921,401
Deemed distributions	—	9,800
Administrative expenses	4,371	5,180

Total Deductions	720,585	936,381

Net increase	3,470,905	1,908,125

Net Assets Available for Benefits, beginning of year	9,888,937	7,980,812

Net Assets Available for Benefits, end of year	$13,359,842	$9,888,937

See accompanying notes to financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
1.	Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also roll over account balances from other qualified defined benefit or defined contribution plans into their account. Effective January 1, 2008, participants may elect to make Roth deferral contributions.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution, which is a percentage of the participant’s elective contribution for the year. Prior to March 27, 2009, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Effective March 27, 2009, the Bank suspended the employer matching contributions. The Bank reinstated employer matching contributions beginning with the May 6, 2011 payroll period.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable as of December 31, 2010 ranged from 3.25% to 8.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are charged directly to the participant’s account.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
Concentration of Credit Risk

At December 31, 2010 and 2009, approximately 21.7% and 11.7%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Money market and mutual funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Mercantile Bank Corporation common stock — Valued at the closing price reported on the active market on which the security is traded.

Common/collective trust (CCT): The fair value of the Plan’s interest in the CCT is based on audited information reported by the issuer, The Union Bond & Trust Company (Union). Union determines fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010 and are not expected to have a significant impact on the Plan’s current fair value disclosures.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be segregated from plan investments subject to fair value measurement, classified as notes receivable and measured at their unpaid principal balance plus accrued interest. The ASU requires retrospective application and applies to reporting periods ending after December 15, 2010. Accordingly, the Plan’s participant loans have been reported as notes receivable in the statements of net assets available for benefits as of December 31, 2010 and 2009, and participant loan interest has been excluded from investment income in the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. In addition, participant loans are now excluded from the fair value disclosures in Note 3. Adoption of the ASU represents a reclassification within the financial statements and had no impact on net assets available for benefits or changes therein.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
3.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2010 and 2009.

	Investments at Fair Value
December 31, 2010	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic stock funds	$5,053,376	$—	$—	$5,053,376
International stock funds	2,964,537	—	—	2,964,537
Fixed income funds	795,757	—	—	795,757
Balanced funds	439,126	—	—	439,126
Lifestyle/asset allocation funds	309,045	—	—	309,045

Total mutual funds	9,561,841	—	—	9,561,841

Common stock	2,901,168	—	—	2,901,168
Common/collective trust	—	697,788	—	697,788
Money market fund	8,902	—	—	8,902

Investments, at fair value	$12,471,911	$697,788	$—	$13,169,699

	Investments at Fair Value
December 31, 2009	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic stock funds	$4,550,437	$—	$—	$4,550,437
International stock funds	2,385,318	—	—	2,385,318
Fixed income funds	546,246	—	—	546,246
Balanced funds	432,496	—	—	432,496
Lifestyle/asset allocation funds	19,507	—	—	19,507

Total mutual funds	7,934,004	—	—	7,934,004

Common stock	1,153,288	—	—	1,153,288
Common/collective trust	—	641,137	—	641,137
Money market fund	8,329	—	—	8,329

Investments, at fair value	$9,095,621	$641,137	$—	$9,736,758

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

December 31,	2010	2009

Mutual funds
American Funds Growth Fund of America	$1,349,052	$1,357,429
American Funds EuroPacific Growth	995,175	1,094,349
Royce Value Investment	882,090	778,982
American Funds Capital World Growth and Income	844,489	731,883
Franklin Mutual Beacon	934,767	717,071
Federated Kaufmann	798,918	679,107
American Funds Investment Company of America	712,701	667,849
Common/collective trust
Union Bond & Trust Co. Stable Value Fund	697,788	641,137
Common stock
Mercantile Bank Corporation	2,901,168	1,153,288

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

December 31,	2010	2009

Mutual funds	$840,299	$1,879,056
Common/collective trust	11,738	12,217
Common stock	1,767,408	(453,175)

Net Appreciation in Fair Value of Investments	$2,619,445	$1,438,098

4.	Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company (Schwab) and Union Bond and Trust Company (Union). Schwab and Union are custodians as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 353,801 and 374,444 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2010 and 2009, respectively, represent approximately 4.10% and 4.40% of the Corporation’s outstanding shares as of December 31, 2010 and 2009, respectively.

Cash dividends of $3,786 and $24,365 were paid to the Plan by Mercantile Bank Corporation during 2010 and 2009, respectively.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 20, 2010 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-3360868
Plan 001
December 31, 2010

		(c)
		Description of Investment,
	(b)	Including Maturity Date,				(e)
	Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,		(d)		Current
(a)	or Similar Party	Par or Maturity Value		Cost		Value

	Mutual funds
	American Funds EuroPacific Growth	24,494	shares	*	*	$995,175
	American Funds Growth Fund of America	44,998	shares	*	*	1,349,052
	American Funds Investment Company of America	25,363	shares	*	*	712,701
	American Funds New World	9,081	shares	*	*	490,632
	American Funds Target Date 2015	20,339	shares	*	*	185,086
	American Funds Target Date 2025	8,680	shares	*	*	79,161
	American Funds Target Date 2045	4,802	shares	*	*	44,798
	American Funds Capital World Growth and Income	23,761	shares	*	*	844,489
	Columbia Small Cap Value	389	shares	*	*	17,395
	Federated Kaufmann	145,258	shares	*	*	798,918
	Franklin Income	201,434	shares	*	*	439,126
	Franklin Mutual Beacon	76,370	shares	*	*	934,767
	Perkins MidCap Value	737	shares	*	*	16,632
	PIMCO High Yield	23,769	shares	*	*	221,054
	PIMCO Total Return	52,968	shares	*	*	574,703
	Royce Value Investment	69,730	shares	*	*	882,090
	Thornburg Investment Income Builder	33,346	shares	*	*	634,241
	Vanguard 500 Index Investor	2,951	shares	*	*	341,821

	Total mutual funds					9,561,841

	Common stock
*	Mercantile Bank Corporation	353,801	shares	*	*	2,901,168

	Common/collective trust
*	Union Bond & Trust Company Stable Value Fund	30,512	shares	*	*	697,788

	Money market fund
*	Schwab Value Advantage Fund	8,902	shares	*	*	8,902

	Total Investments, at Fair Value					$13,169,699

*	Participant loans	(3.25% to 8.25%)		—		200,181

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan
Date: June 24, 2011	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm